1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

October 29, 2013

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust Combined Proxy Statement/Prospectus on Form N-14
SEC File No. 333-191402

Dear Mr. Foor:

This letter responds to the comments provided to me on our October 21, 2013 telephone conference, with respect to your review of the combined proxy statement/prospectus on Form N-14 (the “Proxy Statement/Prospectus”) relating to the proposed reorganization of the Goldman Sachs Credit Strategies Fund (the “Existing Fund”) with and into the Goldman Sachs Long Short Credit Strategies Fund (the “New Fund”), a newly organized series of Goldman Sachs Trust (the “Reorganization”). We have reproduced your comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in the Proxy Statement/Prospectus.

PROXY STATEMENT/PROSPECTUS (Part A)

1.	Comment: In the “Background to the Reorganization – Why Did the Board of Trustees of the Existing Fund Recommend the Reorganization?” section, please discuss what information the Board considered for its determination that the pro forma gross and net expense ratios of Institutional Shares of the New Fund are expected to be lower than the current gross and net expense ratios of the Existing Fund.

Response: In connection with its approval of the Reorganization, the Board considered, among other things, the proposed fees and estimates expenses of the New Fund. The New Fund’s total annual operating expense ratio is expected to be 1.11%, whereas the Existing Fund’s total annual operating expense ratio is 1.37%. This difference is primarily attributable to a 25 basis point service fee charged by the Existing Fund. The Institutional Shares of the New Fund will not be subject to a distribution or service fee.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

October 29, 2013 Page 2

2.	Comment: In the “Background to the Reorganization – Who Bears the Expenses Associated with the Reorganization?” section, please clarify how each Fund will be assessed for its portion of the proxy, solicitation and legal costs associated with the Reorganization and confirm that the costs of the Reorganization that are required to be disclosed under Item 4 of Schedule 14A (incorporated by Item 7(a) of Form N-14) are disclosed in the Proxy Statement/Prospectus.

Response: The Funds have incorporated this comment. The Funds also note that, on page 42 under the “Information Concerning the Meeting – Solicitation of Proxies” section, the estimated costs of Broadridge Financial Solutions, Inc., an independent proxy solicitation firm that has been retained to assist in the distribution of the proxy materials and the solicitation and tabulation of proxies, is disclosed.

3.	Comment: In the “Summary – Comparison of the Existing Fund with the New Fund” section, please clarify whether the New Fund will sell credit default swaps (“CDS”) (i.e., selling protection) as part of its principal investment strategies. Please also confirm, in a response to the Staff, that the New Fund will cover the full notional amount of any CDS it writes.

Response: The New Fund hereby confirms, and has included additional disclosure in the Proxy Statement/Prospectus to clarify, that it will sell CDSs as part of its principal investment strategies. In addition, the New Fund hereby confirms that, when the Fund writes (sells) CDSs on individual securities or instruments, the Fund must identify on its books liquid assets equal to the full notional amount of the swaps while the positions are open.

4.	Comment: In the “Summary – Comparison of the Existing Fund with the New Fund” section, please describe in “plain English” the differences between a fund that seeks a “total” return and a fund that seeks an “absolute” return.

Response: The Funds have incorporated this comment.

5.	Comment: In the fifth sentence of the first paragraph in the “Summary – The Funds’ Fees and Expenses” section, please change the date from April 1, 2013 to April 1, 2012 to reflect the New Fund’s proposed fees and estimated expenses during the most recently completed fiscal year.

October 29, 2013 Page 3

Response: The Funds have incorporated this comment.

6.	Comment: In the “Summary – The Funds’ Fees and Expenses” section, please confirm whether estimated dividend and interest expenses on securities sold short are reflected in the fee and expense table. If not, please add them or explain why such expenses are not required to be disclosed in the fee and expense table.

Response: The New Fund expects to implement its short positions through derivative instruments. Accordingly, dividend and interest expenses on securities sold short are not disclosed in the fee and expense table because the New Fund is not expected to incur such expenses.

7.	Comment: In the “Summary – The Funds’ Fees and Expenses” section, please change the column headers in the fee and expense table to reference the full name of each Fund.

Response: The Funds have incorporated this comment.

8.	Comment: In the “Summary – The Funds’ Fees and Expenses” section, please remove footnotes one and three from the fee and expense table, as this information is neither permitted nor required under the applicable items in Form N-1A.

Response: The Funds have incorporated this comment.

9.	Comment: In the “Summary – The Funds’ Fees and Expenses” section, please confirm whether the expense limitation arrangement between the New Fund and the Investment Adviser will remain in effect for at least one year from the date of the Proxy Statement/Prospectus.

Response: The New Fund hereby confirms, and has included additional disclosure in the Proxy Statement/Prospectus to clarify, that the expense limitation arrangement will remain in effect until July 29, 2014, the approximate date on which the New Fund will file its annual update filing.

10.	Comment: In the “Summary – The Funds’ Fees and Expenses” section, please confirm, in a response to the Staff, whether the Investment Adviser is entitled to recoup any amounts previously reimbursed to the Existing Fund pursuant to the expense limitation arrangement between the Existing Fund and the Investment Adviser and, if so, whether such recoupment rights extinguish upon the Closing Date.

October 29, 2013 Page 4

Response: Under the expense limitation arrangement between the Existing Fund and the Investment Adviser, the Investment Adviser is not entitled to recoup any amounts previously reimbursed to the Existing Fund during a prior fiscal year. However, because the expense limitation arrangement is based on annualized figures, the Investment Adviser may, from time to time, adjust amounts previously reimbursed to the Existing Fund within the then-current fiscal year. These adjustments could occur after the Closing Date.

11.	Comment: In the “Summary – The Funds’ Fees and Expenses” section, please indicate, if applicable, whether the Expense Example reflects the expense limitation arrangement between each Fund and the Investment Adviser. If so, please confirm that these arrangements will be reflected in the first year only.

Response: The Funds hereby confirm that the Expense Example does not reflect the expense limitation arrangement between each Fund and the Investment Adviser.

12.	Comment: In the “Summary – The Funds’ Past Performance” section, please explain why the Existing Fund’s Returns After Taxes on Distributions are higher than Returns Before Taxes.

Response: The Funds have revised the performance table.

13.	Comment: In the “Summary – Reasons for the Reorganization and Board Considerations” section, please consider disclosing, in the third bullet point, additional steps the Investment Adviser may take if, immediately after the Reorganization, substantial redemptions in shares of the New Fund occur.

Response: While there is a possibility of immediate, substantial redemptions from the New Fund following the Reorganization, the Investment Adviser believes that such possibility is remote. However, the Funds have incorporated this comment by disclosing the existence of an expense limitation arrangement between the New Fund and the Investment Adviser.

14.	Comment: In the last sentence in the “Summary – Reasons for the Reorganization and Board Considerations” section, please include the benefits that the Investment Adviser will receive upon consummation of the Reorganization.

Response: The Funds have incorporated this comment.

15.	Comment: In the “Other Important Information Concerning the Reorganization – Portfolio Securities” section, please indicate whether the portfolio managers of the Funds intend to sell securities in anticipation of the Reorganization. If so, please: (1) identify the securities to be sold; (2) provide information as to the timing of when such sales may occur or when such securities may be identified; and (3) estimate any gains and related transaction costs.

October 29, 2013 Page 5

Response: The portfolio managers do not expect to buy or sell securities in any significant amount in anticipation of the Reorganization. However, the Funds have incorporated this comment by disclosing that each Fund’s portfolio securities are subject to adjustments in the ordinary course of business or in anticipation of the Reorganization, and that the New Fund may sell certain acquired portfolio securities after the Reorganization. The Funds also note that the Proxy Statement/Prospectus currently discloses that the disposition of portfolio securities by the New Fund may result in: (1) capital gains or losses for the New Fund; and (2) significant transaction costs to the New Fund.

16.	Comment: In the “Other Important Information Concerning the Reorganization – Tax Capital Loss Carryforwards” section, please indicate whether the Existing Fund expects to have any capital loss carryforwards.

Response: The Funds have incorporated this comment.

17.	Comment: In the “Capitalization” section, please revise the capitalization table to: (1) set forth the capitalization of the Existing Fund, New Fund and combined Funds within 30 days of filing the Proxy Statement/Prospectus; and (2) include an additional column to reflect adjustments for costs borne by the Funds.

Response: The Funds have incorporated this comment.

18.	Comment: In the “Comparison of Charter Documents of Goldman Sachs Credit Strategies Fund and Goldman Sachs Trust” section, please confirm, in a response to the Staff, whether the Reorganization represents a “principal shareholder” transaction, as that term is defined under the Existing Fund’s Amended and Restated Declaration of Trust.

Response: The Funds hereby confirm that the Reorganization does not represent a principal shareholder transaction.

19.	Comment: In the “Buying, Selling and Exchanging Shares of the Funds” section, please confirm that, with respect to Existing Fund shareholders that approve the Reorganization, there is no minimum amount required for subsequent investments in Institutional Shares of the New Fund.

October 29, 2013 Page 6

Response: The New Fund hereby confirms, and has included additional disclosure in the Proxy Statement/Prospectus to clarify, that there is no minimum amount required for subsequent investments in Institutional Shares of the New Fund.

20.	Comment: In the “Other Investment Practices, Securities and Risks of the Funds – Additional Information about the New Fund and Portfolio Risks, Securities and Techniques” section, please discuss, in a response to the Staff, why the Bank of America Merrill Lynch USD Dollar Three-Month LIBOR Constant Maturity Index is an appropriate performance benchmark for the New Fund.

Response: In light of the New Fund’s investment objective to seek an absolute return comprised of income and capital appreciation, the Fund respectfully submits that the Bank of America Merrill Lynch USD Dollar Three-Month LIBOR Constant Maturity Index is an appropriate measure against which to compare the Fund’s performance. Item 27(b)(7) of Form N-1A (Instruction 5) defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The New Fund believes that the Bank of America Merrill Lynch USD Dollar Three-Month LIBOR Constant Maturity Index appropriately meets this definition and notes that several other funds use this benchmark as the broad-based index against which they measure their performance.

21.	Comment: In “Exhibit D – Ownership of Shares of the Existing Fund,” please provide the information relating to beneficial ownership of shares of the Existing Fund. Please also provide a statement of Existing Fund shares owned by officers and trustees as a group, without naming them (if the amount owned by officers and trustees as a group is less than l percent of the class, a statement to that effect is sufficient).

Response: The Funds have incorporated this comment.

STATEMENT OF ADDITIONAL INFORMATION (Part B)

22.	Comment: In the “Pro Forma Financial Statements” section, please indicate whether the Existing Fund will be the accounting and performance survivor.

Response: The Funds have incorporated this comment.

October 29, 2013 Page 7

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Andrew Murphy, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.